July 6, 2009

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Himax Technologies, Inc. Form 20-F for the fiscal year ended December 31, 2008 Filed May 15, 2009 File No. 0-51847

Dear Mr. Webb:

Himax Technologies, Inc. (the “Company”) submits this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission received by facsimile dated June 23, 2009, regarding the above-referenced filing.  For your convenience, we have included your comment in this response letter in bold form and keyed our response accordingly.  The Company’s response to the comment is as follows.

Form 20-F for the Fiscal Year Ended December 31, 2008
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-11
Note 10. Investments in Non-marketable Securities, page F-30

1.
We note you indicate it was not practicable to estimate the fair value as of December 31, 2008 of your investments in equity of Chi Lin Technology Co. Ltd., Jetronics International Corp. and C Company.  Please tell us and revise future filings to disclose why it was not practicable to estimate the fair value of these investments at December 31, 2007 and 2008.  Refer to paragraphs 14 and 15 of SFAS 107.

The Company respectfully advises the Staff that according to paragraph 15 of SFAS 107, the Company believes that it is not practicable to estimate the fair value of its cost method equity investments in Chi Lin Technology Co. Ltd., Jetronics International Corp. and C Company due to the following reasons:

●	These investees are all private-held companies. There are no quoted market prices readily available for these unlisted equity securities.

●
The Company has not yet obtained or developed the valuation models necessary to make the estimate of the fair value of these investments.  The Company is only a minority shareholder of these investees and the information needed to develop a valuation model, such as projected future cash flows, is not readily available.  The cost and effort to obtain such information and to conduct a valuation of each of these equity securities are considered to be excessive considering the level of materiality of these investments to the Company.  As of December 31, 2008, the Company held 0.7%, 19.0%, and 14.6% ownership of Chi Lin Technology Co. Ltd., Jetronics International Corp. and C Company, respectively.  As of December 31, 2007, the percentage of the Company’s ownership of these investees was 0.7%, 19.0%, and 8.3%, respectively.  The total carry amount of these investments accounted for 2.1% and

1.1% of the Company’s total assets as of December 31, 2008 and December 31, 2007, respectively.

In its future filings, the Company will disclose the reasons why it is not practicable to estimate fair value of its non-marketable securities as below (as applicable at such time):

“At December 31, [  ] and [  ], it was not practicable to estimate the fair value of the Company’s non-marketable equity securities due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs.”

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately responds to the comment of the Staff.  We would appreciate if any future correspondence in connection with your review of the Form 20-F and our future filings could be distributed to us via email at max_chan@himax.com.tw and facsimile at +886-2-2314-0877.  Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886-2-2370-3999 or at the email address or facsimile number above.

Sincerely,
Himax Technologies, Inc.

/s/ Max Chan
Max Chan
Chief Financial Officer

Cc:      Jessie Wang
Himax Technologies, Inc.

Allan Yu
KPMG

Kenneth Bunce
KPMG USCMG LLC

James C. Lin
Davis Polk & Wardwell LLP